UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                     UNITED PAYORS & UNITED PROVIDERS, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  911 319-10-1
                                 (CUSIP Number)

                            Michael D. Roughton, Esq.
                          The Principal Financial Group
                                 711 High Street
                             Des Moines, Iowa 50392
                                 (515) 248-3842
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 25, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d- 1(f) or 13s-1(g), check the following box [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                  Page 2 of 10

                                  SCHEDULE 13D

CUSIP No.  911 319-10-1

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Principal Health Care, Inc.    52-1503069

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)
                                                             (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2 (d) OR 2

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Iowa

     NUMBER OF                      7         SOLE VOTING POWER       2,100,000
     SHARES
     BENEFICIALLY                   8         SHARED VOTING POWER
     OWNED BY
     EACH                           9         SOLE DISPOSITIVE POWER  2,100,000
     REPORTING
     PERSON                         10        SHARED DISPOSITIVE POWER
     WITH

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,100,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES     [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.9 %

14   TYPE OF REPORTING PERSON
          CO


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                                                                  Page 3 of 10


          This Amendment No. 1 amends and supplements the statement on Schedule 13D dated July 8, 1996 filed by Principal Health Care Inc. ("PHC") relating to the common stock, $.01 par value per share (the "Common Stock"), of United Payors & United Providers, Inc., a Delaware corporation (the "Company"). All capitalized terms not defined herein are used as defined in the Schedule 13D.

Item 2.   Identity and Background

         Item 2 is supplemented as follows:

         Principal Mutual Life Insurance Company has reorganized from a mutual life insurance company to a stock life insurance company and in that connection has changed its name to Principal Life Insurance Company ("PL") and has become an indirect, wholly-owned subsidiary of Principal Mutual Holding Company ("PMHC"), a mutual insurance holding company which is an Iowa corporation. The intermediate holding companies are Principal Financial Group, Inc. ("PFG") and Principal Financial Securities, Inc. ("PFS"), both Iowa corporations. The address of the principal business and principal office of each of the entities named in this paragraph is 711 High Street, Des Moines, Iowa 50392.

         Amended information concerning the directors and executive officers of PMHC and PHC is set forth in Appendices A and B.

          During the last five years, except as set forth below, none of PHC, PH, PL, PFS, PFG or PMHC, or the Directors or Executive Officers of PHC or PMHC, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the last five years, except as set forth below, none of PHC, PH, PL, PFS, PFG or PMHC, or the Directors or Executive Officers of PHC or PMHC, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to, federal or state securities law.

         Except as set forth below, the Directors and Executive Officers of PHC and PMHC are United States citizens. Victor H. Loewenstein and Elizabeth E. Tallett are British citizens.


Item 5.   Interest in Securities of the Issuer

         Item 5 is amended to read as follows:

         (a) PHC has sold an aggregate of 4,500,00 shares of Common Stock (the "Trust Shares") pursuant to the terms of a Divestment and Common Stock Sale Agreement dated as of February 25,


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                                                                  Page 4 of 10

1999 between PHC and Independent Divestment Trust, a Delaware business trust formed for the purpose of acquiring the shares (the "Trust"), and an Amended and Restated Trust Agreement dated as of February 25, 1999 (the "Trust Agreement") between PHC and Wilmington Trust Company, as trustee of the Trust. PHC continues to own beneficially 2,100,000 shares of Common Stock (the "Retained Shares"), representing 11.9% of the outstanding shares.

         (b) PHC has sole power to vote and to dispose of the Retained Shares. The Trust Agreement prescribes the manner in which the Trust Shares are to be voted (see Item 6 below) and provides for their sale by the Trust (see Item 5(c) and Item 6 below). PHC disclaims beneficial ownership of any of the Trust Shares.

         (c) During the past sixty days, PHC effected the following purchases and sales of shares of Common Stock:

         On February 25, 1999, PHC sold the Trust Shares to the Trust which paid $13,225,000 and issued Trust Certificates to PHC. The Trust Certificates, all of which are held by PHC, entitle the holder to the net proceeds from the sale of the Trust Shares by the Trust. The Trust and Thomas L. Blair, Chairman of the Board and Chief Executive Officer of the Company, have entered into a Securities Purchase Agreement dated as of February 25, 1999 (the "Securities Purchase Agreement") which provided for the Trust to receive $13,225,000 from Mr. Blair and for Mr. Blair to purchase the Trust Shares from the Trust on or before February 25, 2003. The purchase price to be paid by Mr. Blair for the Trust Shares is a maximum of $27.60 per share (less $2.94 per share representing the allocable per share portion of the $13,225,000 already paid), subject to possible adjustment, as set forth in the Securities Purchase Agreement. In the event Mr. Blair defaults in his obligation to purchase the Trust Shares, the Trust is required to sell the shares.

         (d) Any dividends on the Trust Shares received by the Trust become part of the funds that are to be distributed to the holder of the Trust Certificates and will reduce the price to be paid for the Trust Shares under the Securities Purchase Agreement.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 is amended to read as follows:

         Except as previously described in this statement or set forth below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



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                                                                  Page 5 of 10

         Under the terms of the Trust Agreement, the Trust is required to vote the Trust Shares in the same proportion as all other shares of Common Stock voted by the Company's other stockholders on any matter submitted to a vote of stockholders, except that the Trust is directed to vote the Trust Shares for certain amendments to the Company's Certificate of Incorporation submitted by the Board of Directors for approval by stockholders at the next Annual Meeting of Stockholders. These amendments would (i) delete the prohibition on stockholder action by written consent, the "Business Combination" section which imposes significant impediments to business combination type transactions involving greater than 10% stockholders, which are not approved by the Board of Directors, and the provision which allows the Board of Directors to consider non-stockholder constituencies in evaluating certain transactions; and (ii) reduce from 80% to 66 2/3% the stockholder vote required to remove directors for cause and make certain amendments to the Certificate of Incorporation and Bylaws. The Trust Agreement and the Securities Purchase Agreement govern the disposition of the Trust Shares. See Item 5. For more detailed information regarding these agreements, see the exhibits filed with this statement. The discussion of those agreements in this statement is qualified in its entirety by reference to the forms of the agreements filed as exhibits.

         PHC proposes to sell 1,250,000 shares of Common Stock in a registered, firm commitment underwritten offering for which the Company filed a registration statement under the Securities Act of 1933 on March 15, 1999. If this sale is not completed, PHC intends to sell the 1,250,000 shares to the Trust, and expects Mr. Blair to purchase the shares from the Trust, under arrangements similar to those that apply to the Trust Shares.


Item 7.   Material to Be Filed as Exhibits

Exhibit No.                Exhibit

99.2 Amended and Restated Trust Agreement, dated as of February 25, 1999 between Wilmington Trust Company, as the Trustee, and Principal Health Care, Inc., as the Transferor and the Initial Holder.

99.3 Divestment and Common Stock Sale Agreement, dated as of February 25,1999, between Principal Health Care, Inc. and Independent Divestment Trust.

99.4 Securities Purchase Agreement dated February 25, 1999 between Independent Divestment Trust and Thomas L. Blair.


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                                                                  Page 6 of 10

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     PRINCIPAL HEALTH CARE, INC.


Dated:  March 18, 1999               By:  /s/ J. N. Hoffman
                                     --------------------------
                                     J. N. Hoffman
                                     Vice President and Corporate Secretary




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                                                                  Page 7 of 10

                                   APPENDIX A


PMHC's directors and executive officers are identified below.

Directors:

     Betsy J. Bernard, Director
     Executive Vice President - Retail Markets, U.S. WEST, a tele-communication Company, 1801 California Street, 52nd Floor,
     Denver, CO 80202

     Jocelyn Carter-Miner, Director
     Vice President, CLQC, Consumer Solutions Group, Personal
     Communications Sector, Motorola, an integrated communications company, 1000 Corporate Drive, Suite 700, Ft. Lauderdale,
     FL 33334

     Dr. Ruth M. Davis, Director
     President and Chief Operating Officer, The Pymatuning Group, Inc., a technology management and industrial modernization services company, Suite 570, 4900 Seminary Road, Alexandria, VA 22311

     D.J. Drury, Director
     Chairman and Chief Executive Officer, Principal Life
     Insurance Company, 711 High Street, Des Moines, IA 50392

     C. Daniel Gelatt, Jr. Director
     President, NMT Corporation, a computer graphics services and software company, 2004 Kramer Street, La Crosse, WI 54603

     J. Barry Griswell, Director
     President, Principal Life Insurance Company
     711 High Street, Des Moines, IA 50392

     G. David Hurd, Director
     Retired, 711 High Street, Des Moines, IA 50392

     Charles S. Johnson, Director
     Chairman,   President  and  Chief   Executive   Officer,   Pioneer  Hi-Bred
     International, Inc., an agricultural products development, production and marketing company, 400 Locust, Suite 700


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                                                                 Page 8 of 10

     Capital Square, Des Moines, IA 50309

     William T. Kerr, Director
     Chairman and Chief Executive Officer, Meredith Corporation, a media and marketing company, 1716 Locust, Suite 700 Capital Square, Des Moines, IA 50309

     Lee Liu, Director
     Chairman of the Board, Alliant Energy, a public utilities company, P.O. Box 351, Cedar Rapids, IA 52406

     Victor H. Loewenstein, Director
     Managing Partner, Egon Zehnder International, an international management consulting company, 350 Park Avenue, New York,
     NY 10022

     Ronald D. Pearson, Director
     Chairman, President and Chief Executive Officer
     Hy-Vee, Inc., an operator of retail stores, 5820 Westown
     Parkway, West Des Moines, IA 50266

     John R. Price, Director
     Managing Director, The Chase Manhattan Corporation, a bank holding company, 270 Park Avenue, 44th Floor, New York, NY
     10017

     Dr. Donald M. Stewart, Director
     President,   The  College  Board,  a  non-profit  provider  of  educational transition services, 45 Columbus Avenue, New York, NY 10023

     Elizabeth E. Tallett, Director
     ioscor inc., a biotechnology company, 48 Federal Twist Road, Stockton, NJ 08559

     Dean D. Thornton, Director
     Retired, 1602 34 Court West, Seattle, WA  98199

     F.W. Weitz, Director
     President and Chief Executive Officer,
     Essex Meadows, Inc., a retirement homes company, 800 Second Avenue, Des Moines, IA 50309



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                                                                  Page 9 of 10

Executive Officers who are not Directors (all of whom are principally employed by PL as set forth below and have, as their principal business address, 711 High Street, Des Moines, Iowa
50392):

     J.E. Aschenbrenner, Senior Vice President
     P.F. Bognanno, Senior Vice President
     C.R. Duncan, Senior Vice President
     D.P. Francis, Senior Vice President
     T.J. Gaard, Senior Vice President
     M.H. Gersie, Senior Vice President
     T.J. Graf, Senior Vice President
     R.B. Hill, Senior Vice President
     G.R. Narber, Senior Vice President and General Counsel
     M.A. O'Keefe, Senior Vice President
     B.L. Preif, Senior Vice President
     R.A. Slepicka, Senior Vice President
     N.R. Sorensen, Senior Vice President
     C.C. Williams, Senior Vice President and Chief Information Officer






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                                                                 Page 10 of 10
                                   APPENDIX B

    PHC's Directors and Executive Officers are identified below.

Directors:

     T.J. Graf, Chairman
     D.J. Drury
     M.H. Gersie
     L.M. Graves
     M.S. Movic

Executive Officers:

     T.J. Graf, President
     J.N. Hoffman, Vice President and Corporate Secretary
     L.M. Graves, Vice President
     M.S. Movic, Vice President


Business address for all Directors and Executive Officers:

         711 High Street
         Des Moines, Iowa 50392


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